Brobe International, Inc.

brobe

ANNUAL REPORT

5008 Burleson Rd

Austin, TX 78744

(512) 745-5597

https://www.thebrobe.com

This Annual Report is dated May 31, 2024.

BUSINESS

Overview

Surgery recovery is a painful, uncomfortable, and dehumanizing experience. There are both physical and emotional issues that come after having major surgery. Some include pain and physical trauma. Tubing, drains, and bandages for weeks. Extreme discomfort, unable to sit, lie down, or stand comfortably. Most people feel a loss of independence, unable to shower or dress themselves and the loss of a body part (breast, testicles, limbs) contributes to one's sense of self.

Brobe International, Inc. ("Brobe" or the "Company") l provides functional and fashionable clothing designed specifically to help women, men, and children recovering from major surgeries. In the US alone, there are 40-50 million major surgeries every year. Most patients do not have specialized clothing that helps them recover physically & independently.

Source: https://www.ncbi.nlm.nih.gov/pmc/articles/PMC7388795/

Business Model

Our current business model is primarily focused on selling direct to consumer (DTC) on our website (thebrobe.com) and Amazon. We reach our online customers primarily via targeted ads on Google & Amazon as well as building our organic & social traffic. Moving forward, we plan to expand into more B2B2C markets through online retailers, International distribution, medical distributors, and healthcare systems.

While Brobe started out focusing on women recovering from breast cancer surgeries, on March 1, 2022, Brobe branched out to all other major surgeries (e.g. cosmetic breast surgeries, tummy tuck, BBL, open heart surgeries, etc.). New products already make up ~30% of Brobe's online business. As we learn more about our new surgery customers, we'll adapt our go-to-market strategies accordingly to reach more of them.

Corporate Structure

Brobe International was initially organized as Brobe International, L.L.C., a Texas limited liability company on July 11, 2011, and converted to a Delaware corporation on July 23, 2018.

Previous Offerings

Type of security sold: SAFE

Final amount sold: $357,550.00

Use of proceeds: operations

Date: May 22, 2020

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Revenue

Revenue for fiscal year 2021 was $468,383 compared to $387,568 in fiscal year 2022.

In late 2021, we had little to no inventory due to supply chain issues. This was at the height of supply chain issues across the world. Our largest inventory order was stuck on the water for four (4) months causing us to sell through what we had and make very little in sales. We received our inventory in late December 2021 and as a result, the 2022 numbers that we had our highest month ever in March/April 2022.

Cost of Sales

Cost of Sales for fiscal year 2021 was $166,893 compared to $168,756 in fiscal year 2022.

We continued to spend roughly the same amount on our inventory but given the circumstances with the supply chain in late 2021, we did not receive some of it until later in 2021 and the beginning of 2022.

Gross Profits

Gross profits for fiscal year 2021 were $301,489 compared to $218,820 in fiscal year 2022..

Our gross margins have consistently been between 63-78% across all of our products. Our Gross profit was still slightly higher from 2021-2022.

Expenses

Expenses for fiscal year 2021 were $306,669 compared to $268,421 in fiscal year 2022.

Between Covid continuing to have an impact on surgeries in 2021, we cut down on all additional expenses such as marketing and staff. In 2022 we cut all 1099 employees because we were unsure what would happen in the coming months. With all the cuts, of course, our expenses are lower in 2022 than in 2021 being very lean with expenses we gradually started to increase over the year.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of financial backing. Past cash was primarily generated through online sales via Amazon and the website, small equity investments, and profit from sales. Our goal is to continue the growth online but also start selling into the B2B side through medical distributors, hospitals, and major retail chains.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $28,125.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SBA loan agreement

Amount Owed: $123,483.00

Interest Rate: 9.25%

The Company entered into an SBA loan agreement in the amount of $200,000 in 2017. The loan accrues interest at 9.25% and has a maturity date in 2024. The balance of the loan was $123,483 as of December 31st, 2022.

Creditor: Equipment Financing Agreement

Amount Owed: $86,609.00

Interest Rate: 15.99%

The Company entered into an equipment financing agreement. The loan accrued interest at 15.99% and has a maturity date in 2033. The balance of the loan was $86,609 as of December 31st, 2022. date in 2033. The balance of the loan was $90,684 as of December 31st, 2021.

Creditor: Paypal loan

Amount Owed: $2,032.00

Interest Rate: 0.0%

The Company entered into a Paypal loan totaling $22,000. The loan requires a repayment amount of 30% of the outstanding balance for which each repayment will be made in each period. The loan has a flat fee of $3,178. The Company agreed to pay the lender the minimum payment of $1,258 every 90 days beginning at the end of the agreement cancellation and ending when the total payment amount has been delivered to the lender. The minimum payment is due in each 90-day period that the account remains open, irrespective of the amount paid in any previous 90-day period. The balance of the loan was $2,032 as of December 31st, 2022.

Creditor: Keep It Simple Security (KISS)

Amount Owed: $357,550.00

Interest Rate: 0.0%

Keep It Simple Security (KISS) - During the periods ending December 31, 2020 and 2021, the Company entered into numerous KISS agreements (Keep It Simple Security) with third parties totaling $357,550. The KISS agreements bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $3M. The agreements had a maturity date of 18 months after the agreement was executed.

Creditor: Loan

Amount Owed: $12,989.00

Interest Rate: 9.99%

The Company entered into a loan with an initial draw of $23,000. The loan accrues interest of 9.99% and matures in 2023. The balance was $12,989 as of December 31st, 2022.

Creditor: Loan #2

Amount Owed: $10,946.00

Interest Rate: 8.99%

The Company entered into a Line of Credit agreement for $15,000. The line of credit accrues interest of 8.99%. The line of credit was renewed for 12 months in 2022. The balance was $10,946 as of December 31st, 2022.

Creditor: Loan #3

Amount Owed: $30,000.00

Interest Rate: 8.75%

The Company entered into a Line of Credit agreement for $30,000. The line of credit accrues interest of 8.75%. The balance was $30,000 as of December 31st, 2022.

Creditor: Shopify Loan

Amount Owed: $21,919.00

Interest Rate: 0.0%

The Company entered into a Shopify loan in the amount of $29,000. The loan requires repayments equaling 12% of daily sales until fully repaid with an upfront fee of $2,300. The balance of the loan was $21,919 as of December 31st, 2022.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Cynthia Allison Jenkins-Schickel

Cynthia Allison Jenkins-Schickel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder and Chief Executive Officer (CEO)

Dates of Service: January, 2013 - Present

Responsibilities: Since the inception of Brobe, I have designed all of the products, formed partnerships with factories, established the B2B side of the business, and oversee the D2C side. I also manage all financial decisions that pertain to the company. Allison receives an annual salary of $70,000 and holds 5,750,000 shares of Common Stock.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Cynthia Allison Jenkins-Schickel

Amount and nature of Beneficial ownership: 5,750,000

Percent of class: 86.9

RELATED PARTY TRANSACTIONS

Name of Entity: Cynthia Allison Jenkins-Schickel

Relationship to Company: Officer

Nature / amount of interest in the transaction: Loans

Material Terms: A family member of the CEO has loaned the Company various amounts throughout the periods under review. The loan does not accrue interest and is due on demand. The balance of the loan was $51,660 as of December 31st, 2022. The Company loaned the CEO various funds since inception. The loan does not include interest and is due on demand. The balance of the loan was $121,682 of December 31st, 2022.

OUR SECURITIES

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,616,664 outstanding.

Voting Rights

1 vote per share.

Material Rights

The total number of shares outstanding on a fully diluted basis is 6,616,664 shares, which includes 5,750,000 shares of Common Stock, 116,664 shares to be issued pursuant to outstanding warrants, 280,000 shares to be issued pursuant to stock options issued, and 470,000 shares to be issued pursuant to stock options, reserved but unissued.

Keep It Simple Security (KISS)

The security will convert into Preferred stock and the terms of the Keep It Simple Security (KISS) are outlined below:

Amount outstanding: $357,550.00

Maturity Date: October 21, 2020

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $3,000,000.00

Conversion Trigger: Next Equity Financing - Upon the closing of the Next Equity Financing, this KISS will be automatically converted into that number of Conversion Shares equal to the quotient obtained by dividing the Purchase Price by the Conversion Price. At least five (5) days prior to the closing of the Next Equity Financing, the Company shall notify the Investor in writing of the terms under which the Preferred Stock of the Company will be sold in such financing. The issuance of Conversion Shares pursuant to the conversion of this KISS shall be upon and subject to the same terms and conditions applicable to the Preferred Stock sold in the Next Equity Financing (or the Shadow Series, as applicable).

Material Rights

During the periods ending December 31, 2020, and 2021, the Company entered into numerous KISS agreements (Keep It Simple Security) with third parties totaling $357,550.

The KISS agreements bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $3M. The agreements had a maturity date of 18 months after the agreement was executed.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. The Convertible Promissory Notes have no rights to vote until the date of maturity The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns 12 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Regulation The medical adaptive clothing industry is heavily regulated, and companies must comply with various standards and regulations to maintain their competitive advantage. Reimbursement Reimbursement policies and coverage for medical adaptive clothing can vary widely from one country to another, and even from one insurer to another within the same country, which can impact the market demand for such products. Research and Development Research and development costs can be high in the medical adaptive clothing industry, as companies are continually striving to improve their products and create new and innovative products. Consumer Awareness Consumer awareness about medical adaptive clothing can be low, which can limit demand for these products. Technological advancements Technological advancements can disrupt the market, with new and innovative products being developed that could displace existing products. Dependence on Key Suppliers The medical adaptive clothing industry relies heavily on a few key suppliers for raw materials and components, which can create supply chain risks. Economic Downturns Economic downturns can impact consumer demand for medical adaptive clothing, as individuals may prioritize other expenses during tough economic times. Supplier Risk Our suppliers of fabric, cut and sew, etc. always have the risk of not being able to keep up with demand. Fortunately, that has never been an issue in the past eight (8) years of working with our suppliers. In addition, there are many other factories all over the world that can provide products for us.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2024.

Brobe International, Inc.

By   /s/ _A Schickel_

        Name: Brobe International Inc

        Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Brobe International Inc.
.

FINANCIAL STATEMENT
(UNAUDITED)

AS OF
12/31/2023

Brobe International Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Brobe Savings	67.90
Cash on Hand	102.36
Frost Checking Account	13,429.99
Paypal Account	138.71
Shopify Holding	11,427.81
Total Bank Accounts	**$25,166.77**
Accounts Receivable	
Accounts Receivable	1,014.25
Total Accounts Receivable	**$1,014.25**
Other Current Assets	
2017 MacBook	1,373.69
Amazon Deposits in Transit	4,112.36
BHG Loan Origination Fees	11,646.25
Business Laptop; Mac Book	1,754.03
A/D Business Laptop 8/1/11	-1,754.03
Total Business Laptop; Mac Book	**0.00**
Business Setup Fees - Attorney	1,200.00
A/D Org costs-Legal 7/1/11	-120.00
Total Business Setup Fees - Attorney	**1,080.00**
Business Web Campaign Set Up	1,500.00
A/D Website 10/1/11	-150.00
Total Business Web Campaign Set Up	**1,350.00**
Cooling Wraps & Lap Pillow	176.04
Inventory Asset-1	271,226.42
Kabbage Loan Origination Fee	1,400.00
LLC to C Corp Conversion Legal	1,700.00
Loan Origination Fee Attorney	600.00
A/D Loan Orig. Fee 06/30/12	-90.00
Total Loan Origination Fee Attorney	**510.00**
Loan Origination Fees 6/30/14	600.00
A/D Loan Orig. Fee 6/30/14	-120.00

Brobe International Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
Total Loan Origination Fees 6/30/14	**480.00**
Loans to Shareholder	121,681.88
PayPal Loan Origination Fee	5,763.00
SBACA Loan Origination Fees	7,259.00
Shopify Loan Origination Fee	4,358.00
Trademark 7/1/15	3,400.00
A/D Trademark 7/1/15	-228.00
Total Trademark 7/1/15	**3,172.00**
Trademark Patent Set up Fees	3,391.97
A/D Trademark 6/30/14	-471.00
Total Trademark Patent Set up Fees	**2,920.97**
Undeposited Funds	-194.59
Total Other Current Assets	**$440,015.02**
Total Current Assets	**$466,196.04**
Fixed Assets	
Accumulated Amortization	-2,505.00
Accumulated Depreciation	-1,045.00
Furniture and Equipment	8,556.62
Total Fixed Assets	**$5,006.62**
Other Assets	
Rent Deposit	2,278.36
Total Other Assets	**$2,278.36**
TOTAL ASSETS	**$473,481.02**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Amazon Loan 116716146	12,989.30
Bankers Healthcare Group Loan 887451	86,609.48
Marcus Goldman Sachs Line of Credit	10,945.58
NP Holly DeLeon	51,660.00
NP Shopify Capital MCA	21,918.62
Paypal Loan 8/19/21	2,032.12
State of Texas Comptroller Payable	9,858.79
Total Other Current Liabilities	**$196,013.89**
Total Current Liabilities	**$196,013.89**

Brobe International Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
Long-Term Liabilities	
Convertible Note - Bob Bridge	5,000.00
Convertible Note - Hatcher	45,000.00
Convertible Note - J. Ranganathan	7,500.00
Convertible Note - Laura Hill	5,000.00
Convertible Note - Mark Cirenna	5,050.00
Convertible Note - Phil Capron	10,000.00
Convertible Note - Quake	120,000.00
Convertible Note - Rashmi Kilam	5,000.00
Convertible Note - Rey Legett	100,000.00
Convertible Note - Robert Canik	5,000.00
Convertible Note - Sandeep Madhur	40,000.00
Convertible Note - Stephen G. Maysonave	10,000.00
Frost Line of Credit	30,000.00
NP SBACA Loan 0002681	84,444.14
Total Long-Term Liabilities	**$471,994.14**
Total Liabilities	**$668,008.03**
Equity	
Buyout	-12,960.00
Opening Balance Equity	69,807.09
Retained Earnings	-174,409.44
Net Income	-76,964.66
Total Equity	**$ -194,527.01**
TOTAL LIABILITIES AND EQUITY	**$473,481.02**

Brobe International Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Brobe Savings	68.55
Cash on Hand	102.36
Frost Checking Account	13,389.94
Paypal Account	312.22
Shopify Holding	14,252.66
Total Bank Accounts	**$28,125.73**
Accounts Receivable	
Accounts Receivable	1,691.63
Total Accounts Receivable	**$1,691.63**
Other Current Assets	
2017 MacBook	1,373.69
Amazon Deposits in Transit	-1,922.47
BHG Loan Origination Fees	11,646.25
Business Laptop; Mac Book	1,754.03
A/D Business Laptop 8/1/11	-1,754.03
Total Business Laptop; Mac Book	**0.00**
Business Setup Fees - Attorney	1,200.00
A/D Org costs-Legal 7/1/11	-120.00
Total Business Setup Fees - Attorney	**1,080.00**
Business Web Campaign Set Up	1,500.00
A/D Website 10/1/11	-150.00
Total Business Web Campaign Set Up	**1,350.00**
Cooling Wraps & Lap Pillow	176.04
Inventory Asset-1	281,206.59
Kabbage Loan Origination Fee	1,400.00
LLC to C Corp Conversion Legal	1,700.00
Loan Origination Fee Attorney	600.00
A/D Loan Orig. Fee 06/30/12	-90.00
Total Loan Origination Fee Attorney	**510.00**
Loan Origination Fees 6/30/14	600.00
A/D Loan Orig. Fee 6/30/14	-120.00

Brobe International Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
Long-Term Liabilities	
Convertible Note - Bob Bridge	5,000.00
Convertible Note - Hatcher	45,000.00
Convertible Note - J. Ranganathan	7,500.00
Convertible Note - Laura Hill	5,000.00
Convertible Note - Mark Cirenna	5,050.00
Convertible Note - Phil Capron	10,000.00
Convertible Note - Quake	120,000.00
Convertible Note - Rashmi Kilam	5,000.00
Convertible Note - Rey Legett	100,000.00
Convertible Note - Robert Canik	5,000.00
Convertible Note - Sandeep Madhur	40,000.00
Convertible Note - Stephen G. Maysonave	10,000.00
Convertible Note - TBD	50,000.00
Frost Line of Credit	37,333.32
NP SBACA Loan 0002681	59,524.64
Total Long-Term Liabilities	**$504,407.96**
Total Liabilities	**$677,834.49**
Equity	
Buyout	-12,960.00
Common Stock	88,273.76
Opening Balance Equity	75,107.09
Retained Earnings	-251,374.10
Net Income	-88,604.20
Total Equity	**$ -189,557.45**
TOTAL LIABILITIES AND EQUITY	**$488,277.04**

Brobe International Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
Total Loan Origination Fees 6/30/14	**480.00**
Loans to Shareholder	124,431.70
PayPal Loan Origination Fee	10,188.70
SBACA Loan Origination Fees	7,259.00
Shopify Loan Origination Fee	4,358.00
Trademark 7/1/15	3,400.00
A/D Trademark 7/1/15	-228.00
Total Trademark 7/1/15	**3,172.00**
Trademark Patent Set up Fees	3,391.97
A/D Trademark 6/30/14	-471.00
Total Trademark Patent Set up Fees	**2,920.97**
Uncategorized Asset	38.82
Undeposited Funds	-194.59
Total Other Current Assets	**$451,174.70**
Total Current Assets	**$480,992.06**
Fixed Assets	
Accumulated Amortization	-2,505.00
Accumulated Depreciation	-1,045.00
Furniture and Equipment	8,556.62
Total Fixed Assets	**$5,006.62**
Other Assets	
Rent Deposit	2,278.36
Total Other Assets	**$2,278.36**
TOTAL ASSETS	**$488,277.04**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Bankers Healthcare Group Loan 887451	81,833.75
Marcus Goldman Sachs Line of Credit	2,708.29
NP Holly DeLeon	51,660.00
PayPal Loan 7/5/23	25,302.05
State of Texas Comptroller Payable	11,922.44
Total Other Current Liabilities	**$173,426.53**
Total Current Liabilities	**$173,426.53**

Brobe International Inc.

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-76,964.66
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-41.25
Amazon Deposits in Transit	3,265.65
Inventory Asset-1	-2,606.26
Loans to Shareholder	-2,574.21
Shopify Loan Origination Fee	-3,770.00
Amazon Loan 116716146	12,989.30
Bankers Healthcare Group Loan 887451	-4,074.31
Marcus Goldman Sachs Line of Credit	10,945.58
NP Holly DeLeon	50,000.00
NP Shopify Capital MCA	21,918.62
Paypal Loan 8/19/21	-16,976.57
State of Texas Comptroller Payable	2,891.41
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**71,967.96**
Net cash provided by operating activities	**$ -4,996.70**
FINANCING ACTIVITIES	
Frost Line of Credit	30,000.00
NP SBACA Loan 0002681	-24,899.17
Opening Balance Equity	333.00
Net cash provided by financing activities	**$5,433.83**
NET CASH INCREASE FOR PERIOD	**$437.13**
Cash at beginning of period	24,535.05
CASH AT END OF PERIOD	**$24,972.18**

Brobe International Inc.

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-88,604.20
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-677.38
Amazon Deposits in Transit	6,034.83
Inventory Asset-1	-9,980.17
Loans to Shareholder	-2,749.82
PayPal Loan Origination Fee	-4,425.70
Uncategorized Asset	-38.82
Amazon Loan 116716146	-12,989.30
Bankers Healthcare Group Loan 887451	-4,775.73
Marcus Goldman Sachs Line of Credit	-8,237.29
NP Shopify Capital MCA	-21,918.62
PayPal Loan 7/5/23	25,302.05
Paypal Loan 8/19/21	-2,032.12
State of Texas Comptroller Payable	2,063.65
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-34,424.42**
Net cash provided by operating activities	**$ -123,028.62**
FINANCING ACTIVITIES	
Convertible Note - TBD	50,000.00
Frost Line of Credit	7,333.32
NP SBACA Loan 0002681	-24,919.50
Common Stock	88,273.76
Opening Balance Equity	5,300.00
Net cash provided by financing activities	**$125,987.58**
NET CASH INCREASE FOR PERIOD	**$2,958.96**
Cash at beginning of period	24,972.18
CASH AT END OF PERIOD	**$27,931.14**

Brobe International Inc.

Profit and Loss

January - December 2022

	TOTAL
Income	
Gift Cards Sold	600.00
Merchandise Sales - Accessories	
Abdominal Binders	1,279.63
Bundled Accessory Packages	187,444.93
Deluxe Gift Pack-5 Item Accessories	125.38
Gel Bead Packs Hot-Cold	2,132.31
Greeting Cards	41.86
Neck Wrap, Lap Pillow, Tote & Book Sales	4,171.99
Premium Gift Wrapping	1,407.05
Retail-Shower Belt Sales	5,201.06
Wholesale-Shower Belt Sales	5,338.95
Total Merchandise Sales - Accessories	**207,143.16**
Merchandise Sales-Clothing	
Recovery Bra Retail	5,222.12
Sales - Everyday Robe	131.17
Sales - Pants	686.00
Sales-Mommy Brobe	65.15
Sales-Recovery Brobe	179,372.51
Sales-Superhero Robe	79.99
Total Merchandise Sales-Clothing	**185,556.94**
Miscellaneous Income	1,053.80
Sales Discounts	-6,814.60
Shipping Fee Income	28.52
Total Income	**$387,567.82**
Cost of Goods Sold	
Processing & Shipping COGS	
Etsy Seller Fees	183.38
Merchant Account Fees	44,975.87
Paypal Processing Fees	2,094.52
Postage and Delivery	32,151.22
QuickBooks Payments Fees	397.83
Shipping Income	-20,119.20
Total Processing & Shipping COGS	**59,683.62**
Product COGS	
Abdominal Binders	194.25
Bra COGS	1,227.75
Bundled Accessory Packages COGS	59,749.78
Deluxe GC COGS (5 items)	43.98
Everyday Robe COGS	50.00
Hot-Cold Packs COGS	484.05
Inventory Shrinkage	0.00

Brobe International Inc.

Profit and Loss

January - December 2022

	TOTAL
Lap Pillow COGS	156.00
Mommy Brobe COGS	23.00
Neck Wrap COGS	27.00
Pants COGS	126.50
Product Samples COGS	48.00
Recovery Brobe COGS	45,269.50
Shower Belts COGS	1,598.89
Superhero Robe COGS	25.50
Tote Bag COGS	25.00
Total Product COGS	**109,049.20**
Total Cost of Goods Sold	**$168,732.82**
GROSS PROFIT	**$218,835.00**
Expenses	
1099 Contract Labor	9,983.99
Accounting & Bookkeeping	8,399.98
Advertising and Promotion	
Consulting Fees	26,500.00
Print Marketing	2,871.01
Web and Email Marketing	79,409.67
Total Advertising and Promotion	**108,780.68**
Bank Service Charges	570.72
Booth Fees	550.00
Brobe Prototypes	1,492.20
Business Licenses and Permits	350.00
Charitable Contributions	40.00
Dues and Subscriptions	9,973.17
Insurance Expense	6,198.48
Liability Insurance	1,529.40
Total Insurance Expense	**7,727.88**
Legal Fees	1,375.00
Office Supplies	2,937.24
Payroll Expenses	
Gross Payroll	75,007.43
Payroll Co Unem-TX	558.08
Payroll Fica Match	4,650.01
Payroll FUTA	34.62
Payroll Medicare Match	1,087.49
Payroll Processing Fees	1,175.30
Payroll TX ETIA	9.00
Payroll TXEMPL	2.70
Total Payroll Expenses	**82,524.63**

Brobe International Inc.

Profit and Loss

January - December 2022

	TOTAL
Professional Fees	1,720.00
Rent Expense	18,000.00
Shipping Supplies	5,001.21
Telephone Expense	3,147.66
Travel, Auto & Entertainment Expense	
Automobile Expenses	866.66
Meals and Entertainment	4,369.20
Travel Expense	611.72
Total Travel, Auto & Entertainment Expense	**5,847.58**
Total Expenses	**$268,421.94**
NET OPERATING INCOME	**$ -49,586.94**
Other Income	
Interest Income	0.13
Total Other Income	**$0.13**
Other Expenses	
Interest Expense	27,377.85
Total Other Expenses	**$27,377.85**
NET OTHER INCOME	**$ -27,377.72**
NET INCOME	**$ -76,964.66**

Brobe International Inc.

Profit and Loss

January - December 2023

	TOTAL
Income	
Gift Cards Sold	1,300.00
Merchandise Sales - Accessories	
Abdominal Binders	5,092.68
Bundled Accessory Packages	159,864.19
Gel Bead Packs Hot-Cold	1,830.06
Neck Wrap, Lap Pillow, Tote & Book Sales	702.66
Premium Gift Wrapping	933.13
Retail-Shower Belt Sales	2,415.34
Wholesale-Shower Belt Sales	2,224.69
Total Merchandise Sales - Accessories	**173,062.75**
Merchandise Sales-Clothing	
Recovery Bra Retail	2,936.50
Sales - Everyday Robe	49.99
Sales-Recovery Brobe	62,023.78
Sales-Superhero Robe	24,579.99
Total Merchandise Sales-Clothing	**89,590.26**
Miscellaneous Income	1,050.00
Sales Discounts	-7,292.32
Total Income	**$257,710.69**
Cost of Goods Sold	
Processing & Shipping COGS	
Etsy Seller Fees	27.91
Merchant Account Fees	32,561.77
Paypal Processing Fees	1,127.60
Postage and Delivery	22,724.87
QuickBooks Payments Fees	206.08
Shipping Income	-11,973.32
Total Processing & Shipping COGS	**44,674.91**
Product COGS	
Abdominal Binders	1,007.75
Bra COGS	737.00
Bundled Accessory Packages COGS	37,069.09
Everyday Robe COGS	25.00
Hot-Cold Packs COGS	623.93
Lap Pillow COGS	0.00
Recovery Brobe COGS	18,465.50
Shower Belts COGS	734.29

Brobe International Inc.

Profit and Loss

January - December 2023

	TOTAL
Superhero Robe COGS	12,775.50
Tote Bag COGS	10.00
Total Product COGS	**71,448.06**
Total Cost of Goods Sold	**$116,122.97**
GROSS PROFIT	**$141,587.72**
Expenses	
1099 Contract Labor	3,120.50
Accounting & Bookkeeping	6,258.43
Advertising and Promotion	
Print Marketing	273.68
Web and Email Marketing	68,008.02
Total Advertising and Promotion	**68,281.70**
Bank Service Charges	378.81
Brobe Prototypes	735.41
Business Licenses and Permits	15.00
Charitable Contributions	365.25
Dues and Subscriptions	9,962.90
Insurance Expense	6,156.28
Liability Insurance	1,845.27
Total Insurance Expense	**8,001.55**
Legal Fees	1,115.00
Office Supplies	2,126.88
Payroll Expenses	
Gross Payroll	69,334.68
Payroll Co Unem-TX	558.01
Payroll Fica Match	4,297.04
Payroll FUTA	42.00
Payroll Medicare Match	1,004.99
Payroll Processing Fees	1,110.75
Payroll TX ETIA	8.99
Payroll TXEMPL	0.58
Total Payroll Expenses	**76,357.04**
Printing and Reproduction	87.66
Professional Fees	4,761.36
Rent Expense	11,448.00
Shipping Supplies	3,673.51
Telephone Expense	3,597.70
Trade Show Expense	848.38

Brobe International Inc.

Profit and Loss

January - December 2023

	TOTAL
Travel, Auto & Entertainment Expense	33.88
Automobile Expenses	576.24
Meals and Entertainment	1,814.51
Travel Expense	372.89
Total Travel, Auto & Entertainment Expense	**2,797.52**
Total Expenses	**$203,932.60**
NET OPERATING INCOME	**$ -62,344.88**
Other Income	
Interest Income	0.65
Total Other Income	**$0.65**
Other Expenses	
Interest Expense	26,259.97
Total Other Expenses	**$26,259.97**
NET OTHER INCOME	**$ -26,259.32**
NET INCOME	**$ -88,604.20**

Statement of shareholder Equity

A	B	C	D	E	F
	#of shares amount	$ amount	APIC	Accumulated Deficit	Total Shareholder Equity
beginning balance at 1/1/2022	6,104,000	-	-	-102,024	-102,024
net income (loss)		-	-	-43,191	-43,191
ending balance 12 /31/22(loss)	6,104,000	-	-	-145,415	-145,415
net income (loss)		--	-	-97,642	-97,642
ending balance 12/31/23	6,104,000	-	-	-242,857	-242,857

I, Allison Schickel, the Chief Executive Officer of Brobe International Inc., hereby certify that the financial statements of Brobe International Inc. and notes thereto for the periods ending December 31, 2022 and December 31, 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 we have not filed yet.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 24, 2024.

_____

Allison Schickel

CEO & Founder

April 24,2024

NOTE 1 – NATURE OF OPERATIONS

Brobe International was formed on 1-4 2011 ("Inception") in the State of [_TX__]. The financial statements of Brobe International (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Austin, TX.

Brobe International is a direct to consumer and B2B business designing and selling post surgical garments and accessories. We currently sell on our shopify and amazon store front as well as a handful of hospitals. All of our garments help manage post surgical drains that are sometimes required after major surgery. We currently have 9 SKU's ranging from robes, bras, belly binders, and kid robes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments

purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from ___ [Describe how revenue will be derived] when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and _TX__ state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
- SBA LOAN-40,000
- PAYPAL LOAN-55,000
- BHG LOAN- 70,000

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of _115,909_ shares of our common stock with par value of $1.15__. As of 4/24/24 the company has currently issued _7,376,195_ shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through 4/24/2024, 4/24/24, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 24, 2024.

Allison Schickel

CEO & Founder

April 24,2024

CERTIFICATION

I, A Schickel, Principal Executive Officer of Brobe International, Inc., hereby certify that the financial statements of Brobe International, Inc. included in this Report are true and complete in all material respects.

A Schickel

CEO